

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

April 24, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Ms. Rosemary Mergenthaler, President
Custom Automated Systems, Inc.
3 Wood Edge Court
Water Mill, New York 11976

Re: Custom Automated Systems, Inc.
   Amendment Nos. 2 and 3 to Registration Statement on Form S-1
   Filed on April 10 and April 23, 2008
   File No. 333-149194

Dear Ms. Mergenthaler:

   We have limited our review of your filing to those issues we have addressed in our additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file a copy of the executed escrow or trust agreement as an exhibit.

Prospectus Cover Page

2. Please disclose that you are a blank check company, the offering is being conducted pursuant to Rule 419, and the proceeds of the offering will be placed into an escrow or trust account.

3. As previously noted in comment 1 in our letter dated March 10, 2008, since this is a primary offering, the filing should state that all offers and sales will be made at a disclosed fixed price for the duration of the offering. Please revise throughout the prospectus.

Prospectus Summary, page 5

4. Please describe the terms of the offering and the escrow or trust account that you have established for the offering, as required by Rule 419(c).

Risk Factors, page 5

5. Please add risk factors regarding your status as a blank check company and your ability to consummate an acquisition within 18 months after the effective date of the initial registration statement.

Rights and Protections Under Rule 419, page 10

6. The first sentence of this discussion appears to be incomplete as currently presented. Clarify what your blank check offering is "subject to" or delete the phrase.

Securities Exchange Act Offering Requirements and Rule 419 Interplay, page 13

7. Please clarify why you have inserted this section, since it appears that you are not doing an "all or nothing" or "minimum/maximum" offering.

8. Please clarify your disclosure in the second paragraph and explain how reduced offering proceeds resulting from returned investor funds can "ultimately result in you losing your entire investment."

As appropriate, please amend your registration statement in response to these comments. You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Brigitte P. Lippmann, Attorney at (202) 551-3713 or contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael S. Krome, Esq.
       8 Teak Court
       Lake Grove, NY 11755